

July 16, 2013

Via E-mail
William M. Shields
Ropes & Gray LLP
800 Boylston Street
Boston MA 02199

> Re: **Steinway Musical Instruments, Inc.**
> **Schedule TO-C filed July 3, 2013**
> **Schedule TO-C filed July 12, 2013**
> **Schedule TO-T filed July 15, 2013**
> **Filed by Kohlberg Investors VII, L.P. et al**
> **File No. 5-46651**

Dear Mr. Shields:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the above filing concerning the matters identified in our comments below. Unless otherwise noted, all defined terms used in this letter have the same meaning as in your offer materials.

In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. Please respond to this letter by amending your filing, by providing the requested information, or by advising when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-T

1. Identify the certain "affiliates" of Sponsor referenced on page 12 of the Offer to Purchase who control Parent and explain why they are not included as bidders on the Schedule TO.

2. Sponsor is a limited partnership whose sole general partner is Kohlberg Management VII, L.P. Tell us why Kohlberg Management VII, L.P. should not be included as a bidder on the Schedule TO or revise to add that entity as a filer.

3. If you add bidders in response to comments 1 and 2 above, revise the Offer to Purchase to include all of the information required by Schedule TO as to such new entities and their control persons.

Exhibit (a)(1)(A) Offer to Purchase

Is your financial condition relevant to my decision to tender my Shares in the Offer? Page S-iii

4. See comments 5 and 6 below. Because of the existence and structure of the Financing Proceeds Condition, we question whether the "safe harbor" in Instruction 2 to Item 10 of Schedule TO is available to you. Please advise or revise to provide the financial statements for bidders required by Item 10 of Schedule TO.

What does the Steinway board of directors think of the Offer?, page S-vi

5. You disclose that two directors, Mr. J.S. Kim and Mr. Dana Messina, did not participate in Steinway's board of director's recommendation of the offer "by virtue of their relationship with potential bidders for Steinway." Describe this relationship here or in a separate section describing the interests of these directors in this transaction.

6. See our last comment above. While the Background section describes the role of Mr. Messina in the negotiations leading up to the offer, Mr. Kim is not mentioned. Please revise to explain his role and relationship with a competing bidder for Steinway.

Background of the Offer; Past Contacts or Negotiations with Steinway, page 17

7. Describe the relationship between Kohlberg & Company, L.L.C. and the named bidders, including those you may add in response to our comments above. Tell us why Kohlberg & Company, L.L.C. has not been included as a bidder on the Schedule TO, or revise to add that entity.

8. It appears from the disclosure here that Mr. Dana Messina, a current director and former Chief Executive Officer of Steinway, initiated, structured and participated in negotiating this offer and has previously attempted to collaborate with other affiliates to purchase certain of the Company's business units. Kohlberg Management's proposal of April 30, 2013 noted that Mr. Messina was expected to become President and Chief Executive Officer of Steinway upon the closing of this acquisition and the proposal noted that it was made with Mr. Messina's assistance. In addition, Mr. Messina provided information about Steinway to Kohlberg, subject to a confidentiality agreement reached on April 10, 2013. Given these facts, explain your statement on page 17 of the Offer to Purchase that "there were no agreements or arrangements with Mr. Messina regarding his potential participation with Kohlberg Management in the proposed acquisition of Steinway."

9. See our last comment above. Given Mr. Messina's role in initiating, structuring and negotiating this transaction, it appears he should be included as a bidder on the Schedule TO. Please revise or advise. If you add Mr. Messina as a filer, revise to include all of the information required by the Schedule TO as to him individually and to include him as a signatory on the Schedule.

10. See our last two comments. Mr. Messina, a director and former Chief Executive Officer of Steinway, collaborated with the named bidders in this offer and is expected to become President and Chief Executive Officer of Steinway after the closing of the acquisition. Under these facts, explain why the offer is not subject to Rule 13e-3. Alternatively, file a Schedule 13E-3 and revise to provide and disseminate all of the disclosure required by that Schedule with respect to each named filing person. Note that we will likely have additional comments if this offer is subject to Rule 13e-3 and the disclosure requirements of Schedule 13E-3.

11. With respect to confidential information shared by Mr. Messina with the bidders in this offer, tell us why you have not disclosed such information in the Offer to Purchase. For example, were forecasts and non-public projections shared? If so, disclose them, along with a discussion of the underlying assumptions and limitations.

12. Refer to the disclosure on page 18 to the effect that "[a]lthough it is possible that certain members of Steinway's current management team will enter into arrangements with Parent or an affiliate of Parent regarding employment … with, and the right to purchase or participate in the equity of, Parent or an affiliate of Parent, as of the date hereof, there are no agreements between members of Steinway current management and representatives of Parent or Kohlberg. Please confirm your understanding of Compliance and Disclosure Interpretation 201.06 relating to Going Private Transactions, which provides that target management can be engaged in a Rule 13e-3 transaction despite the fact that the terms of their future equity participation have not finalized.

Certain Conditions of the Offer, page 41

13. We note that while the bidders have received equity and debt commitment in respect of funds sufficient to purchase all Shares that may be tendered into the offer, the offer is subject to the Financing Proceeds Conditions, as defined on page S-iv of the Offer to Purchase. Generally, when a bidder's ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 14d-3(b)(1), a bidder is required to promptly file an amendment to its Schedule TO-T disclosing this material change. Please confirm that the bidders will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 14d-4(d). In addition, please confirm that at least five business days will remain in the offer following disclosure of the change or that the

offer will be extended so that it is open for at least five business days thereafter.. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 2987).

14. We note that the Financing Proceeds Condition calls for the proceeds of the debt financing to be available "at the Offer Closing." "Offer Closing" is defined in the Offer to Purchase as August 22, 2013 (or a later date if the offer is extended). August 22, 2013 is the day after the currently-scheduled expiration of the offer, which expiration date is currently set as August 21, 2013. All offer conditions other than those related to governmental approvals necessary to consummate the offer must be satisfied or waived on or before the expiration of the offer. Please revise this offer condition to comply with our position regarding the timing of the satisfaction or waiver of all offer conditions.

Closing Information

Please amend the filing in response to these comments. We may have further comments upon receipt of your additional filing(s); therefore, please allow adequate time for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. Please transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

• They are responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions